CONSOCIATE

AGREEMENT FOR SERVICES
1467 GEORGE WASHINGTON MEMORIAL HIGHWAY
GLOUCESTER POINT, VA 23062

THIS AGREEMENT is made this____**24th**______ day of___**March**_______, 2017 by and between Consociate Media (Consociate), and Biolife3d Corporation, a Delaware corporation (Client).

Consociate agrees to provide services set forth on the attached Addendum dated March 24, 2017, which is incorporated herein by reference.

CHANGE ORDER

If Client desires for Consociate to provide additional services, such services shall be set out in writing detailing the additional services and the cost and payment schedule prior to the additional services being rendered.

PAYMENT SCHEDULE

Client will be billed monthly pursuant to the attached Addendum rates for services provided and completed.

DELIVERY OF GOODS AND SERVICES

Upon delivery of goods and services shown on the Addendum, **CLIENT** shall be the sole owner of these goods and services.

CONFIDENTIALITY

Consociate agrees to the fullest extent possible to keep confidential the goods and services provided to Client and the cost for the same. Client agrees to keep confidential the cost of the goods and services.

INDEMNITY

Client agrees to indemnify, defend and save Consociate harmless from all liability, claims for damages, loss, costs, expenses (including but not limited to the costs of defense or settlement of any such claim, including reasonable attorney's fees actually incurred) (collectively "Claims") arising in connection with any services performed by Consociate under the terms and conditions of this Agreement, except for Claims arising from (i) negligence or misconduct attributable to Consociate or (ii) Consociate's breach of this Agreement.

Consociate shall indemnify, defend and hold Client harmless from and against any Claims to the extent arising out of: (i) the negligence, misconduct or fraud attributable to Consociate in connection with the performance of any of the services under this Agreement; (ii) any injury to person or property caused by Consociate; or (iii) any breach of this Agreement by Consociate.

TERMINATION

This contract shall terminate upon 30-day written notice by either party. If Consociate is the party terminating this contract, Client will not be responsible for any additional billable activities after such notification without prior written consent from Client. If Client is the party terminating this contract, then upon receipt of Client's intention to terminate Consociate shall immediately cease all billable services on behalf of Client and shall also provide notice to all parties Consociate is working with on behalf of Client to immediately cease all billable services as well.

Signed this ____**24th**______day of ____**March**____, 2017

Consociate Media, LLC

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Biogen3d Corporation

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